Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months Ended March 31, 2012	Years Ended December 31,
	(Unaudited)	2011	2010	2009	2008	2007
Earnings
Income before income taxes	$507	$1,404	$769	$552	$494	$759
Interest expense	46	199	233	241	220	266
Portion of rents representative of the interest factor	35	143	140	132	145	162
	$588	$1,746	$1,142	$925	$859	$1,187
Fixed Charges
Interest expense	$46	$199	$233	$241	$220	$266
Portion of rents representative of the interest factor	35	143	140	132	145	162
	$81	$342	$373	$373	$365	$428
Ratio of Earnings to Fixed Charges	7.3	5.1	3.1	2.5	2.4	2.8